3V Capital Management LLC
                       1 Greenwich Office Park South
                          51 East Weaver Street
                           Greenwich, CT 06831


                            April 19, 2007

Board of Directors
c/o Mr. Randy Hardin
President and Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Drive
Carrollton, TX 75006

Members of the Board:

3V Capital Management is the investment advisor to funds which own 628,700 shares or 12.6% of the common stock of Universal Power Group, Inc. ("UPG" or the "Company"). As such, we are the largest non-affiliate shareholder, the second largest overall. First and foremost, we commend the management of UPG for building a great business with a world class Board, unique products and strong relationships with key customers. We recognize the challenges of managing a business which has been growing as fast as UPG. We also appreciate UPG's commitment to sound corporate governance as expressed by the "Corporate Governance Guidelines" published on the Company's website.

Just as you must be, we are concerned about the performance of UPG's stock which has fallen 33.6% since the IPO last December based upon yesterday's closing price of $4.65 per share. We believe that the stock is grossly undervalued at this price. It is obvious the market does not ascribe a value to the Company, for whatever reason, which we believe to be consistent with the intrinsic value of the business. We believe our interests and those of the Board are aligned: to create shareholder value in the most effective and expeditious way and do what is possible to ensure the market is reflecting the fair value of the business as consistently and often as feasible. Accordingly, as the largest unaffiliated shareholder with 21% of the public float, we would like the opportunity to express our ideas and views on ways to enhance shareholder value, and to express such views with representation on the Board.

We have an excellent relationship with senior management. Our intent is to work constructively and consensually with your executive management team and the entire Board to help refine and better communicate your business strategy and operating plan to the investor community. Our investment portfolio and client network provides us with considerable access to and strong relationships with the institutional investor and analyst community in ways which can be quite beneficial to you and all of UPG's shareholders. Moreover, while we are not being critical per se of UPG's business model, we would like to demonstrate to you that we have the resources to help expedite the achievement of management's financial goals, improve profitability and drive the performance of UPG's stock.

We trust that the Board would welcome our voice and the shareholder perspective it would bring to the Board's inner deliberations. Our suggestion is in the best interest of all shareholders because it provides significant outside shareholder representation on the Board.

We wish only to be constructive in evaluating matters which bear on the appropriate reflection of the value of this business in the stock market and would like to meet with the directors at their convenience.

Very truly yours,

/s/ David D.R. Bullock
David D.R. Bullock
Managing Director